                                Filed by Smith & Nephew plc pursuant to Rule 425
                                                under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                 (Commission File No: 001-14654)

On March 20, 2003, the following materials were made available on the Web site of Smith & Nephew plc.

Welcome                                                            Willkommen

Welcome to the Smith & Nephew plc website dedicated to providing information on the proposed offer for Centerpulse AG. This website is updated regularly with information related to the offer. If you would like further information on the offer please follow the link below.

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                                   Enter



centerpulse                                                       Smith + Nephew

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Disclaimer

No person who is situated in Canada, Australia or Japan may access this website and any such person should press 'Decline' immediately. If you press 'Accept' you will be deemed to confirm that you are not situated in Canada, Australia or Japan.

Forward-Looking Statements

This website contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1998. Statements that are not strictly historical statements, including statements about Smith & Nephew's and Centerpulse's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements on this website include, but are not limited to, statements addressing the following subjects: expected timing of the Transaction; future financial and operating results; actions to be taken by the combined company following the Transaction; and the timing and benefits, including synergy benefits, of the Transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the Transaction; the failure of the shareholders of Smith & Nephew to pass the resolutions necessary to implement the Transaction; the failure of the court to sanction the scheme of arrangement of Smith & Nephew; the failure of the minimum tender condition or the failure of other conditions of the Offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew's and Centerpulse's filings with the SEC. Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Any offer in the United States will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Smith & Nephew with the SEC because these documents contain important information relating to the Centerpulse Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse relating to the Centerpulse offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement , as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.


centerpulse                                                       Smith + Nephew

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centerpulse                                                     Smith+Nephew

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Press Releases         Appears Here]                  Appears Here]
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--------------------------------------------------------------------------------

The Boards of Smith & Nephew and Centerpulse have today announced plans to combine our businesses to create a leading global orthopaedics company. The transaction calls for the business activities of Centerpulse to be integrated into Smith & Nephew. The combined group will be called Smith & Nephew Group plc. This represents a great opportunity for the future, not only for our companies, but also for our customers, partners, shareholders and our employees.

Centerpulse is a global medical devices company with over 2,800 employees that make up three divisions focused on Orthopaedics, Spinal and Dental Implant markets. Smith & Nephew is a medical devices company with over 7,300 employees and has three divisions focused on Orthopaedics (reconstructive joint and trauma), Wound Management and Endoscopy.

This combination represents an important step for our businesses. The move, combining the strengths of the two companies, will result in a leading company having an even stronger market position and enhanced prospects. The combination of our two companies provides a number of benefits to all stakeholders in both organisations. Specifically, it will:

     - Give the combined company the No. 1 orthopaedics reconstructive implant position in Europe and a No. 3 global position in the wider $14 billion orthopaedics market. Smith & Nephew is currently No. 7 and Centerpulse No. 8. The combined group will have approximately 26% of the European and 18% of the global reconstructive implant markets

     - Bring together the complementary product ranges and develop more rapidly the technological capabilities of the two businesses. The combined group will possess one of the most innovative product line-ups in the global orthopaedics sector

     - Build on the geographical strengths of each business: Centerpulse's leading market presence in Europe complements Smith & Nephew's position as the fastest-growing orthopaedic implant company, having particularly strong growth in the USA

     - Create a platform for the combined group to expand within the fast-growing spinal segment of the orthopaedics market.

While the numerous benefits are clear at first glance, we are equally aware that you will have many questions about this transaction. We ask you today for your patience while the many details are clarified and we obtain the necessary approvals from the authorities. The timetable calls for a transition period of several months. This includes the offer period for Centerpulse shareholders, as well as the competition authority review process. We are preparing the integration of Centerpulse into Smith & Nephew and will keep you fully informed throughout the integration process, communicating with you on an ongoing basis.

At this time, we know that the combined group will consist of five divisions:
Orthopaedics, Wound Management, Endoscopy, Spine and Dental. It has also been decided that Dudley Eustace, Smith & Nephew's current Chairman, will be Chairman of the combined group. Dr. Max Link, Chairman and CEO of Centerpulse, and Dr. Rolf Stomberg, a current Smith & Nephew Director, will both serve as Vice-Chairmen. Smith & Nephew CEO Chris O'Donnell will be Chief Executive of the combined group and Peter Hooley will be the Finance Director.

Both of our organisations have a strong heritage and an excellent reputation among our customers, due in large part to the commitment of our employees. Now we have the tremendous chance to build an even more promising future. We look forward to your continued support to help make the combined group a success for customers, employees and shareholders.

We are committed to moving forward with this business combination as quickly as possible, and we are convinced that we can fully take advantage of this unique opportunity.

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Max Link                                        Chris O'Donnell
Chairman and CEO,                               Chief Executive,
Centerpulse AG                                  Smith & Nephew plc

/s/ Max Link                                    /s/ Chris O'Donnell


centerpulse                                                    Smith & Nephew

Rationale

Home            On 20 March 2003, the Boards of Smith & Nephew plc and
Rationale       Centerpulse AG announced that they had agreed to combine their
Manifesto       businesses, creating one of the world's leading companies in the
Press Releases  $14 billion orthopaedics sector.
Presentations
FAQ's           The transaction will enable the combined group to join the small
Contacts        number of truly global players in orthopaedics. It will
Webcast         literally transform the scale of the two companies' presence in the sector, lifting them from No 7 (Smith & Nephew) and No 8
                (Centerpulse) to No 3 globally. It also brings together the complementary strengths of the two companies in terms of their geographic reach, the fit between their product ranges and their common focus on new technologies.

                The transaction is recommended by the Boards of both companies and will be completed by way of an offer by a new holding company, Smith & Nephew Group plc, for Centerpulse shares which will comprise both new shares in Smith & Nephew Group plus an element of cash.

                Shareholders in the combined group will benefit from the transformed scale of its orthopaedics business, from the synergies that are expected to result, and from the opportunity to enhance the overall performance of the combined group over the medium and longer term.

                Strategic Benefits

                   - Global No. 3 in $14 billion orthopaedics market

                   - Transforms scale in reconstructive implants

                   - Complementary product, geographic and technology strengths

                   - Enhanced platform in high growth spinal market

                   - Enhanced earnings in 2004, and materially so by 2005

                   - Accelerated margin improvement from scale and synergy
                     benefits

                   - Significant long term value generation

                ----------------------------------------------------------------
                2002 Sales



                [Sales Chart Appears Here]



 centerpulse                                                   Smith + Nephew

Manifesto

Home
Rationale
Manifesto
Press Releases
Presentations
FAQ's
Contacts         Smith & Nephew and Centerpulse
Webcast          combine to form
                 global orthopaedics leader
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centerpulse                                                         Smith+Nephew

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Press Releases

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Rationale       Date       Title
Manifesto       ----------------------------------------------------------------
Press Releases  20/03/03   Smith & Nephew and Centerpulse combine to form global
Presentations              orthopaedics leader [Logo] (135KB)
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centerpulse                                                         Smith+Nephew

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Manifesto       ----------------------------------------------------------------
Press Releases  20/03/03   Creation of a Global Orthopaedics Leader      [Logo]
Presentations                                                            (1.8MB)
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                20/03/03   9:30am GMT live webcast
                20/03/03   3:30pm GMT live conference call
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centerpulse                                                         Smith+Nephew

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[LOGO OF SMITH AND NEPHEW]

Webcast

Title: Smith & Nephew and Centerpulse combine to form global orthopedic leader - Video Webcast

Date:             Thursday, March 20, 2003

Time:             9:30 AM UK

Duration:         1 hour 30 minutes

Speakers:         Dudley Eustace, Chairman of Smith & Nephew plc
                  Max Link, Chaiman and CEO of Centerpulse AG
                  Chris O`Donnell, Chief Executive of Smith & Nephew plc
                  Peter Hooley, Finance Director of Smith & Nephew plc



Webcast Presentations                             Available Formats

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

[LOGO OF SMITH AND NEPHEW]

Webcast

Title: Smith & Nephew and Centerpulse combine to form global orthopedic leader - Webcast

Date:             Thursday, March 20, 2003

Time:             3:30 PM UK Time / 10:30 AM ET

Duration:         1 hour 30 minutes

Speakers:         Dudley Eustace, Chairman of Smith & Nephew plc
                  Max Link, Chaiman and CEO of Centerpulse AG
                  Chris O`Donnell, Chief Executive of Smith & Nephew plc
                  Peter Hooley, Finance Director of Smith & Nephew plc



Webcast Presentations                            Available Formats
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                                                 Compatibility Tests)
Click here for webcast
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

FAQ's

Home              Q   Who will lead the business once the transaction is
Rationale             completed?
Manifesto
Press Releases    A   Dudley Eustace, Chairman of Smith & Nephew, Chris
Presentations         O'Donnell, Chief Executive of Smith & Nephew, and Peter
FAQ's                 Hooley, Smith & Nephew's Finance Director, will continue
Contacts              in their current roles and Dr Max Link, Chairman and CEO
Webcast               of Centerpulse, will join the Board of the combined group
                      as Vice Chairman. In addition, Rene Braginsky, a non-executive director of Centerpulse, will also join the Board as a non-executive director.

                  ------------------------------------------------------------

                  Q   What does the transaction mean for customers?

                  A Our objective is to combine the "best of both" at each company so that we can provide surgeons and hospitals with the broadest and most innovative range of orthopaedic products.

                  ------------------------------------------------------------

                  Q What does the combination of the two businesses mean for the employees?

                  A Employees will benefit from being part of one of the world's leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector.

                  ------------------------------------------------------------

                  Q   Will there be job losses?

                  A Inevitably there will be duplication in some roles, but the basis for the combination of the two companies is to provide a platform for growth. We operate in a market that is continuing to grow at a rapid rate and this can only be good for employees.

                  ------------------------------------------------------------

                  Q Will it be easy to bring the two different cultures and companies together?

                  A Both companies share the vision of leadership in their markets achieved through superior technology. Combining the two businesses will take time and require consistent and dedicated management communications. Both companies are committed to achieving this.

                  ------------------------------------------------------------

                  Q   What will the new group be called?

                  A The Group will be called Smith & Nephew, which is one of the most respected and well-known names in the medical devices industry.

                  ------------------------------------------------------------

                  Q   Where will the new group be listed?

                  A Smith & Nephew Group plc will retain its primary listing on the London Stock Exchange. On completion of the transaction, it will obtain a secondary listing on the SWX Swiss Exchange and it also intends to retain its listing of ADS's on the New York Stock Exchange.

                  ------------------------------------------------------------

                  Q   When do you expect all of this to be completed?

                  A We hope to complete the transaction towards the middle of 2003.

                  ------------------------------------------------------------

                  Q What are the conditions that must be fulfilled before the transaction can be completed?

                  A The main conditions are the approval of the competition authorities in Europe and the US and also the approval of Smith & Nephew's shareholders at an Extraordinary General Meeting.

                  ------------------------------------------------------------


centerpulse                                                         Smith+Nephew

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Contacts

Home              For further information:
Rationale
Manifesto
Press Releases    Centerpulse AG
Presentations     Beatrice Tschanz, Corporate Communications
FAQ's             Tel: +41 (0) 1 306 9646
Contacts
Webcast           Suha Demokan, Investor Relations
                  Tel: +41 (0) 1 306 9825

                  ------------------------------------------------------------

                  Smith & Nephew plc

                  Angie Craig, Corporate Affairs Director

                  Tel: +44 (0) 20 7401 7646
                  Email: angie.craig@smith-nephew.com

centerpulse                                                         Smith+Nephew